Exhibit 99.28(d)(2)

EXPENSE LIMITATION AGREEMENT

FOR ONEAMERICA FUNDS, INC.’S

SOCIALLY RESPONSIVE PORTFOLIO

This Expense Limitation Agreement for OneAmerica Funds, Inc.’s Socially Responsive Portfolio (the “Agreement”) is entered into by and between OneAmerica Funds, Inc. (the “Fund”) and OneAmerica Asset Management, LLC (the “Adviser”) on February 19, 2016, with an effective date of May 1, 2016.

WITNESSETH:

WHEREAS, the Fund and the Adviser entered into an Investment Adviser Agreement (“Adviser Agreement”) on March 1, 2016 under which the Adviser agreed to provide investment advisory services to the Fund and whereby the Adviser agreed to reimburse the Fund’s operating expenses to the extent necessary to prevent the ordinary operating expenses of any of the Fund’s four investment portfolios from exceeding expense ratios specified in an exhibit to the Adviser Agreement; and

WHEREAS, the Adviser Agreement can be terminated by either the Fund or the Adviser upon the giving of sixty (60) days prior written notice the other party; and

WHEREAS, the Fund and the Adviser desire to enter into this Agreement, to be effective during the same time period that the registration statement filed by the Fund with the Securities and Exchange Commission is effective and that can only be terminated as provided herein.

NOW THEREFORE, in consideration of the premises and mutual covenants herein contained, it is agreed between the parties as follows:

1. Reimbursement. With respect to the Fund’s Socially Responsive Portfolio, the Adviser agrees to reimburse the Fund’s operating expenses to the extent necessary to prevent the ordinary operating expenses of the Socially Responsive Portfolio from exceeding 1.2% for Class O Shares and 1.5% for Class A Shares. For the purposes of this Agreement, the ordinary operating expenses shall not include interest, taxes, brokerage commissions, legal claims and liabilities, litigation costs and indemnification payments in connection with litigation, and other extraordinary expenses. Further, it is agreed that the operating expenses are incurred with respect to the Fund’s business of investing in securities.

2. Term and Termination. This Agreement is effective for a one-year period from May 1, 2016 to April 30, 2017; provided, however, 1) the Fund, by a vote of the Board of Directors for the Fund or by an action of the shareholders of the Fund, may terminate this Agreement at any time upon giving written notice to the Adviser; and 2) this Agreement shall terminate immediately upon and contemporaneously with a termination of the Adviser Agreement.

3. Force and Effect. The foregoing reimbursement provisions supersede any prior or contemporaneous agreement or understanding regarding expense reimbursement for the Socially Responsive Portfolio of the Fund. The expense reimbursement is annual, not monthly, and is based upon the ordinary operating expenses of the Socially Responsive Portfolio.

4. Successors. This Agreement shall be binding upon any investment adviser that succeeds the Adviser as the investment adviser for the Funds.

IN WITNESS WHEREOF, the parties hereto have caused the Agreement to be duly executed by their authorized officers.

On Behalf of

ONEAMERICA FUNDS, INC.	By:	John C. Mason

	Title:	President

	Date:	March 11, 2016

On Behalf of:

ONEAMERICA ASSET MANAGEMENT, LLC	By:	John C. Mason

	Title:	President

	Date:	March 11, 2016